Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-2955

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2018 Unaudited Financial Results

(Beijing - August 8, 2018) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•                  Net revenues[1] were RMB16.3 billion (US$2.5 billion), an increase of 21.7% compared with the second quarter of 2017.

•                  Online game services net revenues were RMB10.1 billion (US$1.5 billion), an increase of 6.7% compared with the second quarter of 2017.

•                  E-commerce net revenues were RMB4.4 billion (US$659.7 million), an increase of 75.2% compared with the second quarter of 2017.

•                  Advertising services net revenues were RMB634.1 million (US$95.8 million), an increase of 6.5% compared with the second quarter of 2017.

•                  E-mail and others net revenues were RMB1.2 billion (US$184.9 million), an increase of 42.5% compared with the second quarter of 2017.

•                  Gross profit was RMB7.2 billion (US$1.1 billion), an increase of 7.5% compared with the second quarter of 2017.

•                  Total operating expenses were RMB4.9 billion (US$742.2 million), an increase of 47.4% compared with the second quarter of 2017.

[1] The Company adopted ASC 606 as of January 1, 2018 on a modified retrospective basis. The adoption did not have a significant impact on the Company’s operating results for the second quarter of 2018 and comparable periods. See “Impact of the recently adopted major accounting pronouncements” in this press release.

•                  Net income attributable to the Company’s shareholders was RMB2.1 billion (US$318.3 million). Non-GAAP net income attributable to the Company’s shareholders was RMB2.7 billion (US$411.8 million). [2]

•                  Diluted earnings per ADS were US$2.44; non-GAAP diluted earnings per ADS were US$3.15.

Second Quarter 2018 and Recent Operational Highlights

•                  Introduced new, highly acclaimed PC-client game Justice (formerly named Open Range) on June 29.

•                  Further diversified game portfolio with the launch of several successful non-MMORPG mobile games including Shadowverse, Identity V and QwQ.

•                  Strengthened global footprint with internationally acclaimed titles including:

•                  Knives Out: Ranked No.1 on June’s iOS top grossing chart in Japan.

•                  Identity V: Launched in Japan and became No.1 on the iOS and Google Play download charts in early July.

•                  Maintained popularity for PC-client and mobile flagship titles including Fantasy Westward Journey, Westward Journey Online, New Ghost, Onmyoji and Invincible.

•                  Expanded popularity of Minecraft in China reaching more than 100 million registered users.

•                  Acquired a minority stake in Bungie to support the incubation of new creative gameplay.

•                  Furthered pipeline expansion with advances in upcoming titles including Ancient Nocturne and Night Falls: Survival.

•                  Progressed growing e-commerce business and improved quarter-over-quarter gross profit margins.

“We are pleased with the solid growth we achieved across all of our business segments, including online games, e-commerce and advertising services, and the strong improvement to our bottom line,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our PC-client and mobile games continue to serve as dual growth engines. At the end of June, we launched the highly anticipated PC-client game Justice. Featuring exciting new state-of-the-art technology and graphics, Justice has become one of the most acclaimed PC games launched in China in recent years.

“On the mobile game side, our diversification strategy to expand our games portfolio beyond the MMORPG genre is proving effective. During the second quarter, we launched a number of highly successful games in non-MMORPG categories, including Shadowverse, Identity V and QwQ, each of which climbed to the top of the charts in China. With a number of new titles suitable for a global audience, we have quickly gained traction in overseas markets, led by games such as Knives Out and Identity V.

“Our e-commerce business also continues to thrive, and we are seeing improved quarter-over-quarter gross profit margin as we further optimize our product mix and procurement process.

[2] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Innovation and craftsmanship continue to serve as the cornerstone of each of our businesses. For more than two decades we have maintained these principles, propelling our relevancy and competitive edge. We believe these core values, our considerable R&D capabilities, and strong business acumen will continue to drive our future success,” concluded Mr. Ding.

Second Quarter 2018 Financial Results

Net Revenues

Net revenues for the second quarter of 2018 were RMB16,283.9 million (US$2,460.9 million), compared to RMB14,173.0 million and RMB13,376.0 million for the preceding quarter and the second quarter of 2017, respectively.

Net revenues from online games were RMB10,060.8 million (US$1,520.4 million) for the second quarter of 2018, compared to RMB8,761.2 million and RMB9,430.2 million for the preceding quarter and the second quarter of 2017, respectively. Mobile games accounted for approximately 74.7% of net revenues from online games for the second quarter of 2018, compared to 71.8% and 72.4% for the preceding quarter and the second quarter of 2017, respectively.

Net revenues from e-commerce were RMB4,365.5 million (US$659.7 million) for the second quarter of 2018, compared to RMB3,732.5 million and RMB2,492.0 million for the preceding quarter and the second quarter of 2017, respectively.

Net revenues from advertising services were RMB634.1 million (US$95.8 million) for the second quarter of 2018, compared to RMB462.0 million and RMB595.6 million for the preceding quarter and the second quarter of 2017, respectively. The top performing advertising verticals in the second quarter of 2018 were automobile, internet services and real estate sectors.

Net revenues from e-mail and others were RMB1,223.5 million (US$184.9 million) for the second quarter of 2018, compared to RMB1,217.3 million and RMB858.3 million for the preceding quarter and the second quarter of 2017, respectively.

Gross Profit/ (Loss)

Gross profit for the second quarter of 2018 was RMB7,245.1 million (US$1,094.9 million), compared to RMB5,953.6 million and RMB6,736.9 million for the preceding quarter and the second quarter of 2017, respectively.

The year-over-year and quarter-over-quarter increases in online game services gross profit were primarily due to increased revenue contribution from self-developed mobile games such as Chu Liu Xiang, Knives Out and Identity V.

The year-over-year and quarter-over-quarter increases in e-commerce gross profit were primarily due to the rapid development of Kaola.com and Yanxuan.

The year-over-year increase in advertising services gross profit was primarily due to its enhanced monetization efforts. The quarter-over-quarter increase in advertising services gross profit was primarily due to seasonality.

The year-over-year increase in e-mail and others gross loss was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as higher recognized costs related to certain licensed music content. The quarter-over-quarter decrease in e-mail and others gross loss was primarily due to higher recognized costs related to certain licensed music content in the preceding quarter.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the second quarter of 2018 was 64.3%, compared to 62.1% and 63.1% for the preceding quarter and the second quarter of 2017, respectively. The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to increased revenue, while certain costs related to the Company’s online games segment were fixed.

Gross profit margin for e-commerce for the second quarter of 2018 was 10.1%, compared to 9.5% and 12.6% for the preceding quarter and the second quarter of 2017, respectively. The year-over-year decrease in e-commerce gross profit margin was primarily due to certain sales discounts in the second quarter of 2018 to support the rapid development of Kaola.com and Yanxuan. The quarter-over-quarter increase in e-commerce gross profit margin was primarily due to improved product mix and procurement process.

Gross profit margin for advertising services for the second quarter of 2018 was 67.0%, compared to 59.0% and 67.6% for the preceding quarter and the second quarter of 2017, respectively. The quarter-over-quarter increase in gross profit margin was mainly due to seasonality.

Gross loss margin for e-mail and others for the second quarter of 2018 was 7.3%, compared to gross loss margin of 9.9% and gross profit margin of 7.7% for the preceding quarter and the second quarter of 2017, respectively. The year-over-year decrease in gross margin was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as higher recognized costs related to certain licensed music content in the second quarter of 2018. The quarter-over-quarter improvement in e-mail and others gross margin was primarily due to higher recognized costs related to certain licensed music content in the preceding quarter.

Operating Expenses

Total operating expenses for the second quarter of 2018 were RMB4,911.5 million (US$742.2 million), compared to RMB4,746.6 million and RMB3,331.5 million for the preceding quarter and the second quarter of 2017, respectively. The year-over-year increase in operating expenses was mainly due to increased marketing expenditures, research and development investments and shipping and handling costs, as well as higher staff-related costs. The quarter-over-quarter increase in operating expenses was mainly due to increased staff-related costs and research and development investments, and partially offset by decreased marketing expenditures related to online games. Shipping and handling costs included in selling and marketing expenses for the second quarter of 2018 were RMB386.6 million (US$58.4 million), compared to RMB325.8 million and RMB281.3 million for the preceding quarter and the second quarter of 2017, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB420.5 million (US$63.6 million) for the second quarter of 2018, compared to RMB282.7 million and RMB703.5 million for the preceding quarter and the second quarter of 2017, respectively. The effective tax rate for the second quarter of 2018 was 15.7%, compared to 26.0% and 19.0% for the preceding quarter and the second quarter of 2017, respectively. The year-over-year and quarter-over-quarter changes in the effective tax rate were mainly due to the fact that certain subsidiaries of the Company were recognized as Key Software Enterprises in the second quarter of 2018, and therefore subject to a preferential tax rate of 10% for 2017. The Company recognized related tax credits in the second quarter of 2018 accordingly. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the second quarter of 2018 totaled RMB2.1 billion (US$318.3 million), compared to RMB751.9 million and RMB3.0 billion for the preceding quarter and the second quarter of 2017, respectively. Non-GAAP net income attributable to the Company’s shareholders for the second quarter of 2018 totaled RMB2.7 billion (US$411.8 million), compared to RMB1.3 billion and RMB3.5 billion for the preceding quarter and the second quarter of 2017, respectively.

During the second quarter of 2018, the Company had a net foreign exchange gain of RMB232.8 million (US$35.2 million), compared to net foreign exchange losses of RMB375.1 million and RMB131.3 million for the preceding quarter and the second quarter of 2017, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$2.45 and US$2.44, respectively, for the second quarter of 2018. The Company reported basic and diluted earnings per ADS of US$0.87 and US$0.86, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$3.41 and US$3.39, respectively, for the second quarter of 2017. Non-GAAP basic and diluted earnings per ADS were US$3.17 and US$3.15, respectively, for the second quarter of 2018, compared to non-GAAP basic and diluted earnings per ADS of US$1.54 and US$1.53, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$3.98 and US$3.96, respectively, for the second quarter of 2017.

Quarterly Dividend

The board of directors has approved a dividend of US$0.61 per ADS for the second quarter of 2018, which is expected to be paid on August 31, 2018 to shareholders of record as of the close of business on August 24, 2018.

NetEase paid a dividend of US$0.38 per ADS for the fourth quarter of 2017 on March 2, 2018 and paid a dividend of US$0.23 per ADS for the first quarter of 2018 on June 8, 2018.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2018, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB44.3 billion (US$6.7 billion), compared to RMB43.2 billion as of December 31, 2017. Cash flow generated from operating activities was RMB2.0 billion (US$295.9 million) for the second quarter of 2018, compared to RMB1.9 billion and RMB2.3 billion for the preceding quarter and the second quarter of 2017, respectively.

Share Repurchase Program

On November 15, 2017, the Company announced that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. On June 11, 2018, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. This expands the US$1.0 billion repurchase program that was approved on November 15, 2017 for a period not to exceed 12 months, bringing the total authorized repurchase amount to US$2.0 billion.

As of June 30, 2018, the Company had repurchased approximately 3.4 million ADSs for approximately US$912.0 million under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.  The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6171 on June 29, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 29, 2018, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the fourth quarter of 2017, the Company changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Company’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola.com and Yanxuan, which were established in January 2015 and April 2016, respectively. The Company now reports four reporting segments: online game services, e-commerce, advertising services, and e-mail and others. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. The Company retrospectively revised prior period segment information to conform to current period presentation.

Impact of the recently adopted major accounting pronouncements

On January 1, 2018, the Company adopted Topic 606 “Revenue from Contracts with Customers” using the modified-retrospective transition approach and recorded a reduction of its deferred revenue of approximately RMB81.7 million and a net increase to its retained earnings of approximately RMB27.4 million (net of tax) as a result of estimating game point breakage. The adoption of Topic 606 did not have a significant impact on the Company’s operating results for the second quarter of 2018 and comparable periods.

On January 1, 2018, the Company adopted ASU No. 2016-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.”, and reclassified RMB38.2 million of accumulated other comprehensive income for the Company’s available-for-sale equity securities that existed as of December 31, 2017 into retained earnings upon the adoption. In addition, the Company recorded a net investment loss of RMB78.5 million and RMB56.3 million related to the equity investments with readily determinable fair value in the second quarter and the first quarter of 2018, respectively. Given that there were no material observable price changes in orderly transactions for the identical or similar investments of the same issuer, the Company did not record any changes to the carrying value of equity investments without readily determinable fair value in the first half of 2018.

The Company also adopted ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash” starting from the first quarter of 2018. Pursuant to the new guidance, the Company’s cash, cash equivalents and restricted cash increased by an aggregate of RMB717.9 million for the second quarter of 2017, compared to the amounts presented under previous guidance.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 8, 2018 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 9, 2018). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0324 (international: 1-800-458-4121), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 (international: 1-888-203-1112), and entering passcode 8957911#. The replay will be available through August 22, 2018.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China dedicated to providing online services centered around content, community, communication and commerce. NetEase develops and operates some of China’s most popular PC-client and mobile games, and partners with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers to operate some of the most popular international online games in China. NetEase also operates Kaola.com and Yanxuan, two e-commerce platforms that cater to the rising middle-class consumer market in China. In addition, NetEase offers advertising, e-mail and other services. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,764,140	3,079,286	465,353
Time deposits	30,603,369	28,652,007	4,329,995
Restricted cash	5,926,906	4,283,759	647,377
Accounts receivable, net	3,619,725	3,863,986	583,939
Inventories,net	5,474,929	5,676,108	857,794
Prepayments and other current assets	3,816,028	4,422,491	668,342
Short-term investments	9,742,663	12,396,615	1,873,421
Total current assets	61,947,760	62,374,252	9,426,221

Non-current assets:
Property, equipment and software, net	3,769,326	4,873,181	736,453
Land use right, net	593,279	586,951	88,702
Deferred tax assets	823,495	789,535	119,317
Time deposits	100,000	150,000	22,669
Restricted cash	200	—	—
Other long-term assets	3,797,355	6,626,149	1,001,368
Total non-current assets	9,083,655	13,025,816	1,968,509
Total assets	71,031,415	75,400,068	11,394,730

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,442,531	2,308,212	348,825
Salary and welfare payables	2,189,110	2,084,242	314,978
Taxes payable	1,564,692	1,128,385	170,526
Short-term loans	6,623,502	12,725,741	1,923,160
Deferred revenue	6,237,969	6,355,372	960,447
Accrued liabilities and other payables	4,692,310	5,018,767	758,454
Total current liabilities	23,750,114	29,620,719	4,476,390

Long-term payable:
Deferred tax liabilities	213,215	447,148	67,575
Other long-term payable	18,250	143,986	21,760
Total liabilities	23,981,579	30,211,853	4,565,725

Redeemable noncontrolling interests	614,696	958,965	144,922

Total NetEase, Inc.’s equity	45,732,007	43,611,502	6,590,727
Noncontrolling interests	703,133	617,748	93,356
Total shareholders’ equity	46,435,140	44,229,250	6,684,083

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	71,031,415	75,400,068	11,394,730

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net revenues	13,376,048	14,172,990	16,283,885	2,460,879

Cost of revenues	(6,639,158)	(8,219,412)	(9,038,773)	(1,365,972)

Gross profit	6,736,890	5,953,578	7,245,112	1,094,907

Selling and marketing expenses	(1,685,699)	(2,490,868)	(2,273,243)	(343,541)
General and administrative expenses	(594,344)	(796,820)	(720,852)	(108,938)
Research and development expenses	(1,051,477)	(1,458,947)	(1,917,426)	(289,768)
Total operating expenses	(3,331,520)	(4,746,635)	(4,911,521)	(742,247)

Operating profit	3,405,370	1,206,943	2,333,591	352,660
Other income:
Investment income/ (loss), net	105,053	80,771	(124,120)	(18,757)
Interest income, net	162,078	165,459	141,645	21,406
Exchange (losses)/ gains, net	(131,305)	(375,094)	232,777	35,178
Other, net	156,703	9,416	99,682	15,064

Income before tax	3,697,899	1,087,495	2,683,575	405,551
Income tax	(703,465)	(282,687)	(420,525)	(63,551)

Net income after tax	2,994,434	804,808	2,263,050	342,000
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(49,710)	(125,698)	(18,996)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(22,323)	(3,199)	(30,836)	(4,660)
Net income attributable to the Company’s shareholders	2,972,111	751,899	2,106,516	318,344

Basic earnings per share	0.90	0.23	0.65	0.10
Basic earnings per ADS	22.55	5.73	16.20	2.45
Diluted earnings per share	0.90	0.23	0.65	0.10
Diluted earnings per ADS	22.41	5.68	16.13	2.44

Weighted average number of ordinary shares outstanding, basic	3,294,950	3,281,948	3,250,448	3,250,448
Weighted average number of ADS outstanding, basic	131,798	131,278	130,018	130,018
Weighted average number of ordinary shares outstanding, diluted	3,315,410	3,308,240	3,264,346	3,264,346
Weighted average number of ADS outstanding, diluted	132,616	132,330	130,574	130,574

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,994,434	804,808	2,263,050	342,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	170,571	366,436	470,813	71,151
Fair value changes and impairment losses of short-term investments, associated compnaies and other long-term investments	(101,746)	(47,931)	73,982	11,180
Share-based compensation cost	500,082	585,655	618,684	93,497
Allowance for/ (reversal of) provision for doubtful debts	10,940	55,544	(40,924)	(6,185)
Losses /(gains) on disposal of property, equipment and software	444	(1,261)	(252)	(38)
Unrealized exchange losses/ (gains)	121,586	394,651	(240,378)	(36,327)
Gains on disposal of subsidiaries	(9,595)	(37,382)	—	—
Deferred income taxes	105,717	26,826	231,502	34,985
Net equity share of losses from associated companies	8,187	10,960	47,749	7,216
Changes in operating assets and liabilities:
Accounts receivable	266,928	(888,205)	623,889	94,284
Inventories	(1,332,712)	353,869	(555,048)	(83,881)
Prepayments and other current assets	419,056	(838,855)	353,950	53,492
Accounts payable	334,678	(22,254)	(295,359)	(44,636)
Salary and welfare payables	233,427	(230,401)	129,164	19,520
Taxes payable	(952,134)	492,999	(931,744)	(140,809)
Deferred revenue	(844,471)	935,171	(736,072)	(111,238)
Accrued liabilities and other payables	395,975	(55,653)	(55,079)	(8,322)
Net cash provided by operating activities	2,321,367	1,904,977	1,957,927	295,889

Cash flows from investing activities:
Purchase of property, equipment and software	(433,021)	(670,133)	(774,913)	(117,108)
Proceeds from sale of property, equipment and software	1,921	2,975	1,127	170
Purchase of other intangible assets and licensed copyrights of video content	(149,574)	(337,592)	(334,576)	(50,562)
Prepayment for purchase of land use right	—	—	(556,171)	(84,051)
Net change in short-term investments with terms of three months or less	(1,558,339)	(1,372,886)	1,954,370	295,351
Purchase of short-term investments	(4,926,000)	(1,624,000)	(6,399,000)	(967,040)
Proceeds from maturities of short-term investments	4,877,695	1,722,295	3,268,014	493,874
Acquisitions of long-term investments	(57,123)	(115,383)	(1,482,713)	(224,073)
Proceeds from disposal of long-term investments	9,983	—	—	—
Placement/rollover of matured time deposits	(3,859,217)	(5,910,677)	(4,304,035)	(650,441)
Proceeds from maturities of time deposits	3,875,136	7,332,776	4,935,749	745,908
Net change in other assets	(94,639)	(95,594)	(178,027)	(26,902)
Net cash used in investing activities	(2,313,178)	(1,068,219)	(3,870,175)	(584,874)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	14,433,788	22,966,267	46,794,505	7,071,754
Payment of short-term bank loans	(13,450,327)	(19,870,507)	(43,987,242)	(6,647,511)
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders	311,500	(455,000)	433,872	65,568
Repurchase of shares	(527,821)	(2,328,028)	(3,341,505)	(504,980)
Dividends paid to shareholders	(980,513)	(315,511)	(191,583)	(28,953)
Net cash used in financing activities	(213,373)	(2,779)	(291,953)	(44,122)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(23,785)	(35,862)	77,883	11,770
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(228,969)	798,117	(2,126,318)	(321,337)
Cash, cash equivalents and restricted cash, beginning of the period *	9,506,323	8,691,246	9,489,363	1,434,067
Cash, cash equivalents and restricted cash, end of the period *	9,277,354	9,489,363	7,363,045	1,112,730

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	735,718	451,043	535,944	80,994
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	259,657	327,030	362,207	54,738

*In 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, the Company included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.  Pursuant to the guidance, the Company retropsectively restated the statement of cash flows in the comparative periods.

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	9,430,175	8,761,247	10,060,827	1,520,428
E-commerce	2,491,975	3,732,474	4,365,501	659,730
Advertising services	595,593	462,017	634,071	95,823
E-mail and others	858,305	1,217,252	1,223,486	184,898
Total net revenues	13,376,048	14,172,990	16,283,885	2,460,879

Cost of revenues:
Online game services	(3,475,188)	(3,316,189)	(3,594,833)	(543,264)
E-commerce	(2,178,430)	(3,376,328)	(3,922,430)	(592,772)
Advertising services	(192,955)	(189,543)	(209,320)	(31,633)
E-mail and others	(792,585)	(1,337,352)	(1,312,190)	(198,303)
Total cost of revenues	(6,639,158)	(8,219,412)	(9,038,773)	(1,365,972)

Gross profit/ (loss):
Online game services	5,954,987	5,445,058	6,465,994	977,164
E-commerce	313,545	356,146	443,071	66,958
Advertising services	402,638	272,474	424,751	64,190
E-mail and others	65,720	(120,100)	(88,704)	(13,405)
Total gross profit	6,736,890	5,953,578	7,245,112	1,094,907

Gross profit/ (loss) margin:
Online game services	63.1%	62.1%	64.3%	64.3%
E-commerce	12.6%	9.5%	10.1%	10.1%
Advertising services	67.6%	59.0%	67.0%	67.0%
E-mail and others	7.7%	(9.9)%	(7.3)%	(7.3)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6171 on the last trading day of June 2018 (June 29, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	198,732	188,563	170,982	25,839
Operating expenses
- Selling and marketing expenses	22,899	28,725	29,288	4,426
- General and administrative expenses	147,515	199,128	197,550	29,854
- Research and development expenses	130,936	169,239	220,864	33,378

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2018	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,972,111	751,899	2,106,516	318,344
Add: Share-based compensation	500,082	585,321	618,367	93,450
Non-GAAP net income attributable to the Company’s shareholders	3,472,193	1,337,220	2,724,883	411,794

Non-GAAP basic earnings per share	1.05	0.41	0.84	0.13
Non-GAAP basic earnings per ADS	26.34	10.19	20.96	3.17
Non-GAAP diluted earnings per share	1.05	0.40	0.83	0.13
Non-GAAP diluted earnings per ADS	26.18	10.11	20.87	3.15

The accompanying notes are an integral part of this press release.